UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File
Number	001-08094

OCEAN ENERGY, INC.

(Exact name of registrant as specified in its charter)

1001 FANNIN STREET, SUITE 1600, HOUSTON, TX 77002 (713) 265-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
PREFERRED STOCK PURCHASE RIGHTS

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:       1

     Pursuant to the requirements of the Securities Exchange Act of the 1934, Ocean Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 25, 2003	By:	/s/ DUKE R. LIGON

Name: Duke R. Ligon Title: Senior Vice President